Exhibit 99.1

ICON releases its ICON Cares 2023 Report

Dublin, Ireland – 9 May 2024 – ICON plc, (NASDAQ: ICLR) a world-leading healthcare intelligence and clinical research organisation, today releases its ICON Cares 2023 Report. This outlines how the company is delivering on its ESG, diversity, inclusion and belonging, and CSR goals, as delivered through its ICON Cares program.

In recognition of its efforts, in 2023, ICON achieved gold medal status from EcoVadis, a leading provider of business sustainability ratings. It also achieved a B score on its CDP Climate Change response, up from a C in 2022. Most recently, ICON has been named by the Financial Times and Statista as one of Europe’s Climate Leaders in 2024.

On the publication of the report, ICON’s CEO, Dr Steve Cutler commented: “We have taken significant steps to increase the positive impact of the work we do as a leading clinical research organisation – from collaborating with our customers and patients to make clinical trials accessible to more people, to our commitment to science-based targets. It is our people’s talent and passion that drive this impact, and with their ongoing commitment, I am confident we will continue to make strong progress against our priorities.”

Advancing public health and increasing access to clinical trials

In 2023, the company leveraged technology, data and partnerships to increase patient access to clinical trials and drive innovation. Examples include the launch of the updated ICON Digital Platform, an end-to-end solution designed to reduce barriers to trial participation and streamline patient services throughout the clinical trial. ICON also joined Beacon of Hope, a collaboration launched by Novartis and the Novartis US Foundation, together with 26 Historically Black Colleges and Universities, Merck, Sanofi, the National Medical Association, Thurgood Marshall College Fund and Coursera, among others. The goal of this initiative is to create effective, measurable solutions for health equity.

An inclusive workplace focused on professional development

ICON continued to build a diverse and inclusive workplace that provides professional advancement. By the end of 2023, 44% of all employees at VP level and above were female, progressing towards its 50% target by 2025. In 2023, 600 employees participated in a new global IMentor Program that provides colleagues in diverse community groups with mentoring towards meaningful career development.

Conducting business sustainably

ICON submitted both near-term and long-term science-based targets for validation to the Science Based Targets initiative. Progress made against its environmental targets include:
•81.54% of electricity consumed in 2023 came from renewable sources
•21.61% decrease in Scope 1 & 2 emissions compared to 2018
•15.97% reduction in kilowatt hours of electricity compared to 2018

Strengthening communities

ICON supports communities through corporate giving programs, employee volunteering and industry-academia partnerships. In addition to its end-of-year charity donation program, ICON launched its Charity Matching Program, supporting a further 38 organisations. In the 2022/2023 academic year, ICON partnered with Dublin City University, Trinity College Dublin and the University of Limerick in Ireland, and the Thurgood Marshall College Fund in the US, to provide 33 scholarships for STEM course students.

For further information about ICON Cares, please visit www.iconplc.com/esg.
Ends
This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

About ICON plc
ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 102 locations in 54 countries as at March 31, 2024. For further information about ICON, visit: www.iconplc.com.
Media contacts:
Claire Quinn, Corporate Communications, ICON
+353 87 4066091
claire.quinn@iconplc.com

Lisa Henry, Weber Shandwick (PR adviser)
+44 7785 458203
lhenry@webershandwick.com
Kate Haven, Vice President Investor Relations, ICON
+1-888-381-7923
IR@iconplc.com

ICON/ICLR-G